EX-99.B-77Q1

IVY FUNDS

Supplement dated March 31, 2010 to the
Ivy Equity Funds Prospectus dated July 31, 2009
and as supplemented October 7, 2009 and December 1, 2009, to the
Ivy Class E Shares Prospectus dated July 31, 2009
and as supplemented December 1, 2009 and March 1, 2010 and to the
Ivy Class R Shares Prospectus dated July 31, 2009
and as supplemented December 1, 2009

The following replaces the corresponding information regarding the management of Ivy Small Cap Growth Fund in the Section entitled "Portfolio Management":

Ivy Small Cap Growth Fund: Effective April 1, 2010, Timothy J. Miller is primarily responsible for the day-to-day management of Ivy Small Cap Growth Fund. Mr. Miller joined Ivy Investment Management Company (IICO) and Waddell & Reed Investment Management Company (WRIMCO) in February 2008 and has served as the portfolio manager for investment companies managed by WRIMCO or IICO since March 2008. He is Vice President of WRIMCO and IICO and Vice President of the Trust. Previous employment included serving as the primary portfolio manager of the Invesco Dynamics Fund from December 1993 through mid-2004, as the Chief Investment Officer of Invesco Funds Group, Inc. from July 2000 until July 2003, and as the Chief Investment Officer of the Denver Investment Center of Invesco North America from July 2003 until May 2004. Since May 2004, Mr. Miller has served on the Board of Trustees and the Finance Committee of Escuela de Guadalupe, a dual-language, kindergarten through fifth grade school serving children from low-income communities in Denver, Colorado, and has served on the Investment Committee of Regis Jesuit High School in Denver, Colorado, helping the school manage its endowment funds. Mr. Miller holds an M.B.A. from the University of Missouri-St. Louis and a B.S.B.A. from St. Louis University. He is a CFA Charter holder.

The following replaces the corresponding information regarding the management of Ivy Small Cap Value Fund in the Section entitled "Portfolio Management":

Ivy Small Cap Value Fund: Effective April 1, 2010, Matthew T. Norris is primarily responsible for the day-to-day management of Ivy Small Cap Value Fund. Mr. Norris joined IICO and WRIMCO in July 2003. He is Senior Vice President of IICO and WRIMCO, Vice President of the Trust and Vice President of other investment companies for which WRIMCO and IICO serve as investment manager. In June 2005 he was named Director of Equity Research for IICO and WRIMCO. From January 2000 to June 2003, Mr. Norris was a Portfolio Manager for Advantus Capital Management, Inc. He joined Advantus Capital in December 1997, first serving as an Analyst and later as a Senior Analyst. He earned a BS degree from the University of Kansas, and an MBA from the University of Nebraska-Omaha. Mr. Norris is a Chartered Financial Analyst.